Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR AND E-MAIL

May 12, 2013

Gus Rodriguez, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Andain, Inc.

Item 4.01 Form 8-K dated January 28, 2013

Filed March 21, 2013 and Amended April 18, 2013

File No. 000-51216

Dear Mr. Rodriguez:

I am counsel to Andain, Inc., a Nevada corporation (“Company”). I am in receipt of your comment letter, addressed to Sam Shlomo Elimelech, president of the Company, dated April 24, 2013. I am responding to each of the comments in that letter as follows:

1. As I stated in my last letter to you, the former accounting firm has not responded to the Company’s numerous requests for a letter addressing the amended Form 8-K disclosures. I am open to suggestions as to how to proceed in this regard.

2. The Company did not engage AS Finances to audit the Company’s financial statements; only to review the September 30, 2012 interim financial statements. During the second half of 2012, the Company initiated budget cuts, expenses and service costs reduction program. As such, the Company had its September 30, 2012 interim financial statements reviewed by a public accountant, instead of its then audit firm of Crowe Horwath (Israel), saving approximately $10,000.

3. As indicated in the amended Form 8-K filing, the Company has engaged Yarel + Partners to audit the Company financial statements for the year ended December 31, 2012. The Company does not believe it is necessary for Yarel + Partners to re-review the September 30, 2012 interim financial statements because of SEC Rule 10-01(d), which provides that: “Prior to

Mr. Gus Rodriguez

May 12, 2013

filing, interim financial statements included in quarterly reports on Form 10-Q must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission.” The Company fulfilled this requirement by having an independent public accountant review the September 30, 2012 interim financial statements of the Company using professional standards and procedures for conducting such reviews.

Please contact me if you have any questions. Thank you.

Sincerely,

Brian F. Faulkner

cc: Sam Shlomo Elimelech, Andain, Inc.